UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011
Commission File Number 0-30314

BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN PROVIDES PROJECT UPDATE ON ITS INDIRECT 5.23% WORKING INTEREST IN SARA AND MYRA LICENSES

Toronto, Ontario, March 10, 2011 – In response to shareholder inquiries, Bontan Corporation Inc. (OTCBB: BNTNF) issues the following update with respect to its indirect working interest of 5.23% in the Israeli project comprising Sara and Myra licenses located in the Levantine Basin:

Progress on Israeli Project:

GeoGlobal Resources Inc., the operator for the Project, announced on March 9, 2011 that it has entered into a drilling services agreement with Exceed Deep Water Drilling Specialists, which will proceed with the necessary engineering, commercial and critical logistical arrangements and undertake any preparatory work involved with the drilling campaign on both the Myra and Sara licenses.

Our operator also announced that a 400 square kilometre 3D seismic program has been acquired and processed on each license to date.

Shaldieli and other matters:

Shaldieli Ltd., an Israeli shell public company (“Shaldieli”) has to date not held a meeting to obtain approval of its shareholders to complete a transaction in which the 50% interest in IPC Oil and Gas (Israel) Limited Partnership (“IPC Israel”) owned by Bontan’s 76.79%-owned Cayman Islands subsidiary, Israel Petroleum Company, Limited (“IPC Cayman”), would be transferred to Shaldieli and Shaldieli would issue 90% of its common equity to IPC Cayman.  This transaction was entered into without our knowledge or approval.

According to a notice issued by Shaldieli, the convocation of Shaldieli’s shareholders’ meeting for the approval of the above transaction has been postponed for an indefinite period.

Bontan has filed a claim for permanent relief and has requested the court for permission to amend its claim so as to include, inter alia, a claim for damages.  The claim has not yet been heard.

Bontan also submitted its statement of defence to the counterclaim filed by IPC Cayman and International Three Crown Petroleum LLC, (“ITC”), a company controlled by Mr. Cooper, denying all allegations.

Bontan continues to consider a range of alternatives and other legal remedies, including legal actions in other jurisdictions to protect its working interest in the Israeli project.

Additional Information about the Offshore Israel Project

The rights in the Licenses for the Offshore Israel Project are held by a group consisting of IPC Israel, Emanuelle Energy Ltd, Modiin Energy Limited Partnership, Emanuelle Energy Oil and Gas Limited Partnership and other entities including the operator, GeoGlobal Resources (India) Inc.

Bontan’s indirect share of the Working Interest in the Licenses continues to be 5.23%.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the reliance on the working interest owners, as well as third-party consultants and contractors, to develop the Offshore Israel Project; the ability of IPC Cayman to raise sufficient capital to demonstrate to the Israeli Ministry of Natural Infrastructures adequate financial capability and to satisfy its obligations for the costs of drilling and development; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Offshore Israel Project; environmental risks; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made. In light of the Israeli Supreme Court’s decision, Bontan cannot assure that ITC will not proceed to consummate the Shaldieli transaction in contravention of agreements with Bontan and Bontan’s vote against approving or proceeding with the transaction.  Bontan’s recent engagement of additional law firms, and further court efforts, including in defense of counterclaims from IPC Cayman and ITC, will entail the expenditure of significant funds and may not successfully protect Bontan’s indirect share of the Working Interest in the Offshore Israel Project as Bontan’s management intends.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Dated: March 10, 2010

BONTAN CORPORATION INC.

By:   /S/
Kam Shah
Chief Exective Office